

Harrie van der Lubbe · 3rd

Creative Missionary at Mindd and The ONE

Banten Province, Indonesia · 500+ connections · **Contact info**

 **Mindd**

 **Vrije Universiteit Amsterdam**

Featured



Phew, that was quite a write-up. I'm glad I got this first d
dive article about our SEO experience done! I hope it hel
someone improve their online platforms too. - This one is
about user generated content optimization for SEO. ...

The best user generated content optimization for SEO
showcase | Call TheONE

calltheone.com

 8

Experience

 **Creative Missionary**

Mindd

Oct 2016 – Present · 3 yrs 10 mos

Greater Jakarta Area, Indonesia

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company to determine the right strategy, we also take control of the swift execution.

We are Mindd, a bunch of creative minds with a mission. Creative missionaries aiming for a future friendly world by uniting like-minded people. We shape the critical mass by contributing smallest acts, because we believe in breakthroughs by adding pieces to the puzzle.. ...**see mor**



Creative Missionary
Calltheone.com
Dec 2016 – Present · 3 yrs 8 mos
Greater Jakarta Area, Indonesia

calltheoone.com is an online platform where you will find people with the skills you need. From coach to cook and from travel guide to linguist. All you have to do is search and start an instant video call. And the best is: you pay by the minute!

...**see mor**

Co-Founder
PT Pilih Pintar
2014 – 2018 · 4 yrs
Jakarta

www.pilihpintar.co.id

Membantu Anda memilih kartu kredit dengan cerdas

...**see mor**

Co-Founder
Pienter! Kids Clothing
2014 – 2017 · 3 yrs
Jakarta

Let kids be kids

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Founder & Creative

PT Gaze

Apr 2012 – Sep 2016 · 4 yrs 6 mos

Greater Jakarta Area, Indonesia

Gaze is a digital communication agency based in Jakarta, Indonesia.
We combine international experience with local flair and enthusiasm. Our roots are in Amsterdam, but our gaze is set on Asia!

...see mor

Show 5 more experiences ⌄

Education



Vrije Universiteit Amsterdam

Msc, Artificial Intelligence

1997 – 2002

Activities and Societies: VU Chamber Choir, Student-assistent at Faculty of Exact Sciences

Thesis: "Learning Product Selection from Feedback in a Sales-Talk"

Stedelijk Gymnasium Haarlem

Gymnasium, Grammar school incl. Latin/Greek

1991 – 1997

Activities and Societies: Setup the School-radio

Extra-curricular activities included setting up the school-radio-station

Koorschool

1987 – 1991

Licenses & Certifications



Matrix Coaching

Wassili Coaching,Training & org development

Issued 2012 · No Expiration Date



1* SCUBA Instructor

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